8/9

183677

04045386

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank Group

COMPANY ADDRESS:

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83- 4 FISCAL YEAR:

(03/94)

AFDB

AFRICAN DEVELOPMENT BANK GROUP

Ref: FTRY/LET/2004/03/001
Date: 16 AUG 2004

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities
And Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Dear Sir,

African Development Bank, File NO. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4

Dear Sir,

In accordance with Sections 288.2(a) and 288.4 of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, we transmit herewith the periodic Report of the Financial Statements of the African Development Bank for the quarter ended 31 March 2004.

Yours sincerely,

for Arunma Oteh

Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Section 288.2(a) and 288.4

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Section 288.2(a) and 288.4 of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act.

QUARTER ENDED 31 MARCH 2004
AFRICAN DEVELOPMENT BANK (the "bank")
TUNIS, TUNISIA

1. Information concerning purchase or sales by the Bank of its primary obligations during the quarter:

The Bank executed no borrowing during the first quarter

The Bank redeemed in full the following amount:

Description	Trade Date	Issue Date	Maturity Date	CALL DATE	Dealer
JPY 1.8 billion Bermuda PRDC Callable	24-Jan-01	13-Feb-01	01-Feb-16	01-Feb-04	Nomura Inter. Plc
USD 10 million Callable	31-Jan-02	20-Feb-02	21-Feb-12	20-Feb-04	BNP Paribas
JPY 1 billion Bermuda callable HRDC	09-Aug-01	06-Sep-01	25-Mar-26	25-Mar-04	Daiwa SMBC Europe
JPY 600 Million callable PRDC Callable	30-Aug-02	27-Sep-02	27-Sep-32	27-Mar-04	NikkoSSB

The Bank also redeemed partially the following trades during the quarter

Original Trade description	Amount redeemed	Trade Date	Issue Date	Dealer
CAD 1.5 Billion Uridashi due 2015	AUD 48 Million	24-Jan-04	03-Feb-04	Daiwa SMBC
USD 650 Million Uridashi due 2014	USD 20 Million	16-Mar-04	19 Mar 04	Daiwa SMBC

2. Two copies of any material modifications or amendments during such quarter of any exhibit previously filed with the Commission under any statute:

   No material modifications or amendments of any exhibit previously filed with the Commission were made during the quarter.

3. Quarterly Financial Statements for the period ended March 2004.

Pursuant to the requirement of section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned thereunto duly authorized.

Yours Sincerely,

fp **Arunma Oteh**

Treasurer

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

CONFIDENTIEL

AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2004/103
3 June, 2004
Prepared by: FFCO
Original: English/French

Probable Date of Board Presentation: Not Applicable	**FOR INFORMATION**

MEMORANDUM

TO : **THE BOARD OF DIRECTORS**

FROM : **Omar Kabbaj**
President

SUBJECT : **ADB: FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2004***

In accordance with the Bank's Financial Regulations, I submit hereto, the Financial Statements of the African Development Bank for the quarter ended March 31, 2004.

Attch.

Cc : The President

*Questions on this document should be referred to:

Mr. C. O. Boamah	Director, FFCO	Extension 2026
Mr. A. O. Odukomaiya	Manager, FFCO.1	Extension 2105
Mr. N. Ngwenya	Chief Finance Officer, FFCO.1	Extension 3230

SCCD :N.A.

(UA thousands)

Borrower	Cumulative at 01/01/2004	For the three months ended 31/03/04	Revaluation Adjustment	Cumulative at 31/03/2004
Burundi	2 981	76	(380)	2 677
C.A. Republic	1 496	48	(17)	1 527
Comoros	5 882	128	43	6 053
Congo	53 225	(3 196)	(248)	49 781
Cote d'Ivoire	38 279	6 094	(211)	44 162
Liberia	78 381	853	56	79 289
Seychelles	6 710	346	(17)	7 039
Somalia	5 567	98	(53)	5 611
Sudan	30 372	1 199	97	31 668
Zimbabwe	61 236	3 451	(87)	64 600
Private Sector	6 777	197	(164)	6 810
Sub-Total (countries in arrears)	**290 906**	**9 294**	**(981)**	**299 219**
Dem. Rep. of Congo (DRC)	56 915	4 724	234	61 873
TOTAL for 2004	**347 821**	**14 018**	**(747)**	**361 092**
Comparatives for 2003:				
Without DRC	235 443	15 823	817	48 876
With DRC	267 679	21 949	(338)	289 290

1.5 The current policy for provisioning for loan losses requires that the adequacy of the accumulated provisions be determined based on collectibility loss estimates. The review of the collectibility loss estimates are performed quarterly and may result in increases or decreases in the accumulated provisions. Resolution B/BD/2002/35 of the Board of Directors delegates to the President, the authority to approve adjustments to the accumulated provisions. For the quarter ended March 31 2004, the accumulated provisions for loan losses on public sector loans decreased by UA 19.00 million, due primarily to reductions in the level of loan principal outstanding (largely attributable to significant loan prepayments) and also to an overall improvement in the risk profile of the loan portfolio. Provision for losses on Private Sector loans for the year amounted to UA 1.09 million resulting in cumulative provision on Private Sector loans at March 31, 2004 of UA 20.72 million.

1.6 No new provision for losses on the value of equity investments was deemed necessary during the period. The accumulated provision for probable losses on equity investments at March 31, 2004 comprises the following: 100% provision on BDEGL, Meridien-BIAO, NDBS, D.B. Zambia and D.B. Zimbabwe; 80% provision on BDEAC, 70% on Msele Nedventures; 45% on Alexandria National Iron and Steel; 30% on PTA Bank 25% on South African Infrastructure Fund and 15% on Zambia Venture Capital Fund.

1.7 Administrative expenses before management fees for the quarter ended March 31 2004 and 2003 are made up of the following:

(UA thousands)

	2004		2003	
	UA	**%**	**UA**	**%**
Salaries	13 044	44.65	13 101	40.69
Benefits	8 439	28.89	10 510	32.65
Total Salaries & benefits	21 483	73.54	23 611	73.34
Other Personnel-related	796	2.72	209	0.65
Short-term staff	284	0.97	418	1.30
Consultancy	1 147	3.92	385	1.20
Total Manpower Expense	23 710	81.17	24 623	76.49
Missions	1 878	6.43	5 444	16.91
Furniture & Equipment	1 260	4.31	507	1.57
Occupancy	1 199	4.10	750	2.33
Communication	802	2.75	701	2.18
Other, net	363	1.24	169	0.52
Total Administrative Expenses	29 212	100.00	32 194	100.00

SCHEDULE A

FINANCIAL HIGHLIGHTS
(Expressed in millions of UA)

THREE MONTHS ENDED MARCH 31	2004	2003	2002	2001	2000
OPERATIONAL INCOME AND EXPENSES					
Income from loans	66.99	80.05	138.31	133.06	110.09
Income from investments	29.29	22.30	17.99	34.05	17.31
Total operational income	96.28	102.35	156.30	167.11	127.40
Interest on borrowings	(49.94)	(55.23)	(79.31)	(89.20)	(83.87)
Provision for loan losses	17.91	-	(1.99)	(5.10)	(7.00)
Amortisation of issuance costs	(0.78)	(0.83)	(0.98)	(1.44)	(0.98)
Net operational income	63.47	46.29	74.02	71.37	35.55
OTHER EXPENSES, net					
Administration expenses	29.21	32.19	22.61	22.59	21.53
Management fees	(20.49)	(23.27)	(16.29)	(15.51)	(14.84)
	8.72	8.92	6.32	7.08	6.69
Other income	(0.80)	(0.20)	(0.24)	(0.24)	(0.40)
Depreciation	1.31	1.27	2.11	1.19	0.77
Provision for equity investments	-	-	1.29	-	-
(Loss)/gain on exchange	0.12	0.11	0.54	(0.02)	0.06
Total other expenses, net	9.35	10.10	10.02	8.01	7.12
Operating income	54.12	36.19	64.00	63.36	28.43
Unrealized net gains on derivatives - IAS 39 adjustment (Note A)	73.03	50.81	26.95	83.84	-
Net income	**127.15**	**87.00**	**90.95**	**147.20**	**28.43**
FINANCIAL INDICATORS/RATIOS (Before IAS 39 adjustments)					
(Decrease)/increase in Loan Income(%)	(16.32)	(42.12)	3.95	20.86	(2.40)
Increase/(decrease) in Investment Income(%)	31.34	23.96	(47.17)	96.71	8.66
(Decrease)/increase in Interest expense(%)	(9.57)	(30.36)	(11.09)	6.36	(4.18)
(Decrease)/Increase in Other expenses(%)	(7.38)	0.80	25.09	12.50	9.88
Increase/(decrease) in Net operational income(%)	37.11	(37.46)	3.71	100.76	19.78
Loan income/Interest expense ratio	1.34	1.45	1.74	1.49	1.31
Increase/ (decrease) in Operating Income before app. to Special Reserve(%)	49.56	(43.45)	1.01	122.86	22.54
Interest coverage ratio (1.25x)*	2.07	1.65	1.80	1.70	1.34
FINANCIAL INDICATORS/RATIOS (After IAS 39 adjustments)					
Interest coverage ratio (1.25x)*	3.51	2.55	2.13	N/A	N/A

* Indicative parameters
Slight differences may occur in totals due to rounding

ANNEX C

AFRICAN DEVELOPMENT BANK GROUP
(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS - MARCH, 2004
Summary of Administrative Expense
(For All Company Codes)
Amounts in thousands of UA

	ADB Admin. Budget	ADF	NTF	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES [Note 1]												TOTAL ALL SOURCES
Company Codes	2000	2100	2200		7010	7020	7030	7040	7050	7060	7070	7080	7090	7110	TOTAL	%	
PART I - PERSONNEL EXPENSES																	
Salaries	13,044			13,044	52	0	76	0	18	0	13	0	0	0	158	1.20	13,203
Benefits	8,439			8,439	1	0	10	0	10	0	2	0	0	0	23	0.28	8,463
Other Personnel-related	796			796	3	0	0	0	5	0	0	0	0	0	8	1.01	804
Short-term staff	284			284	0	0	0	0	0	0	0	0	0	0	0	-	284
Consultancy	1,210			1,210	224	98	369	271	24	22	91	0	61	0	1,159	48.90	2,369
Total Personnel Expenses	23,774	0	0	23,774	280	98	454	271	57	22	105	0	61	0	1,350	5.37	25,122
PART II - GENERAL EXPENSES																	
Missions	1,878			1,878	(5)	0	38	0	1	0	0	0	28	0	62	3.20	1,940
Furniture and Equipment	1,199			1,199	0	0	0	0	0	0	0	0	0	0	0	-	1,199
Occupancy	1,260			1,260	11	0	64	3	0	0	6	0	13	0	96	7.08	1,355
Communication	802			802	0	0	0	0	0	0	0	0	0	0	0	-	802
Other, net [Note 2]	364			364	5	0	656	20	0	0	12	0	77	0	769	67.89	1,133
Total General Expenses	5,503	0	0	5,503	11	0	757	23	1	0	18	0	118	0	927	14.42	6,429
TOTAL ADMINSTRATIVE EXPENSES	29,276	0		29,276	291	98	1,211	294	58	22	123	0	179	0	2,277		31,551
Cost Sharing	(20,492)	20,187	305	0													
Administrative Expenses (after Cost Sharing)	8,784	20,187	305	29,276													
% Distribution of Admin. Expenses by Source:	27.84	0.00	0.97	92.79	0.92	0.31	3.84	0.93	0.18	0.07	0.39	-	0.57	-	7.21	100.00	

Notes:

1 - Bilateral and Multilateral Sources

7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants

2 - Other, net

"Other, net" comprises primarily expenses incurred for regional member country training in company codes 7010 & 7030. For company 7090, this line item represents disbursements under the Japanese Fellowship program.

ADB Financial Statements for the Three Months Ended March 31, 2004 and 2003

Table of Contents

STATEMENT OF INCOME AND EXPENSES
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(UA thousands - Note B)

	2004	2003
OPERATIONAL INCOME & EXPENSES		
Income from loans		
Interest	65,504	77,957
Commitment charges	880	1,443
Statutory commission	602	664
Income from investments (Note I)	29,298	22,297
Total income from loans and investments	96,284	102,361
Borrowing expenses (Note O)		
Interest	(49,943)	(55,230)
Amortization of issuance costs	(778)	(825)
Provision for loan losses (Note J)	17,907	-
Net operational income	63,470	46,306
OTHER EXPENSES, net		
Administrative expenses (Note M)	29,212	32,194
Management fees (Note N)	(20,492)	(23,268)
	8,720	8,926
Other income	(807)	(202)
Depreciation	1,310	1,268
Provision for equity investments	-	-
Loss on exchange	131	121
Total other expenses (net)	9,354	10,113
Operating income	54,117	36,193
Unrealized net gains on non-trading derivatives - IAS 39 adjustment (Notes B & O)	73,032	50,808
Net income	**127,148**	**87,001**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(UA thousands - Note B)

Cash flows from:	2004	2003
Operating activities:		
Net income	127,146	87,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,310	1,268
Provision for loan losses	(17,907)	-
Changes in unrealised gains on investments	(1,605)	(6,387)
Changes in accrued income on loans and investments	37,997	19,615
Derivative assets movement	(73,031)	(50,809)
Changes in accrued financial charges	42,760	(16,029)
Amortization of borrowing costs	778	825
Net cash provided by operating activities	117,449	35,483
Investing, lending and development activities:		
Disbursements on loans	(134,732)	(130,003)
Repayments of loans	515,300	291,935
Investments - Movement in HTM maturing after 3 months	(86,558)	(166,428)
Changes in other assets	(910)	743
Changes in other receivables and payables	245,684	(264,535)
Equity participations - movement	(73)	(51)
Net cash used in lending and development activities	538,710	(268,339)
Financing activities:		
New issues	-	773,632
Repayments on borrowings	(341,752)	(117,350)
Net cash from currency swaps	(46,334)	(8,812)
Net cash from capital subscriptions	9,592	5,584
Net cash provided by financing activities	(378,494)	653,054
Effect of exchange rate changes on:		
Cash and investments and loan repayments	(26,672)	-
Loan repayments	33,666	(4,714)
Decrease in cash and investments	284,657	415,485
Cash and investments at beginning of the period	2,264,491	866,256
Cash and investments at the end of the period	**2,546,679**	**1,281,740**
Composed of:		
Investments - trading portifolio	2,608,840	1,229,643
Unrealized gains on trading portifolio	(24,034)	(22,427)
Swaps on investments - net	(20,380)	(9,791)
Investments - Held to maturity movement - maturing within 3 months	33,750	59,425
Securities sold under agreements to repurchase and payable for cash collateral received	(113,595)	-
Cash	62,099	24,890
	2,546,679	**1,281,740**
Supplementary disclosure:		
Increase/(decrease) resulting from exchange rate fluctuations:		
Loans	33,666	(4,773)
Borrowings	52,347	(61,104)
Currency swaps	(93,065)	66,855

The accompanying notes to the financial statements form part of this Statement.

Monetary Basis of Financial Statements

The financial statements are expressed in Units of Account (UA). The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Translation of Currencies

The Bank conducts its operations in numerous currencies. Income and expenses are converted to UA at the rates prevailing on the date of the transaction. Assets and liabilities other than non-monetary items denominated in UA are translated into Units of Account at rates prevailing at the balance sheet dates. The translation difference relating to payments of capital subscriptions denominated at a fixed UA/USD exchange rate (see Note G) and received during the year is reported under Cumulative Exchange Adjustment on Subscriptions at the balance sheet date. All other translation differences are debited or credited directly to retained earnings under Cumulative Currency Translation Adjustment and also reported as part of "Other Comprehensive Income".

When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Loans

The Bank's loan portfolio comprises loans guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation.

The Bank places in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan are overdue by six months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by six months, if the specific facts and circumstances including consideration of events occurring subsequent to the balance sheet date warrant such action. In addition, if loans made by African Development Fund (ADF) or the Nigeria Trust Fund (NTF) to a member country are placed in non-accrual status, all loans made to or guaranteed by that member country are also placed in non-accrual status by the Bank. When a loan is placed in non-accrual status, all related unpaid interest and other charges are reversed against current income. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. In general, loans are returned to accrual status immediately after the related arrears have been cleared. However, certain loans that have become current may continue to be carried in non-accrual status until after a period of satisfactory performance.

The Bank may experience delays in receiving loan repayments from certain borrowers. The Bank maintains a general provision for possible loan losses based on an assessment of the collectibility risk of the disbursed and outstanding public sector loan portfolio for the present value losses associated with such delays. For the private sector portfolio, the Bank assesses collectibility risk on a loan-by-loan basis and provides for loan losses accordingly.

It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Fixed Assets

Land is stated at cost, including charges for reclamation. No depreciation is provided.

Buildings are shown at cost less accumulated depreciation. Depreciation is calculated at a rate which is expected to amortize the cost in equal annual installments over the useful life, which is estimated at between 15 to 20 years. Financial charges incurred in connection with funds borrowed for the construction of buildings are capitalized during the construction period. Major improvements are depreciated over the remaining period of the estimated useful life of the building concerned. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvement.

Fixtures and fittings, furniture and equipment and motor vehicles are stated at cost less accumulated depreciation. Such assets are depreciated on a straight line basis with no salvage values. Fixtures and fittings are depreciated over periods ranging from 6 to 10 years. Furniture and equipment are depreciated over periods ranging between 3 to 7 years. Motor vehicles are depreciated over 5 years.

Borrowings

In the ordinary course of its business, the Bank borrows worldwide in the capital markets. The proceeds of such borrowings are used for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Due to the complex nature of these instruments, the separation of the embedded derivatives from the borrowing contract may result in subjective terms being assigned to the borrowing contract and may not reliably reflect the underlying economic substance of the Bank's borrowing activities. In compliance with IAS 39 and to provide more meaningful disclosure of the Bank's borrowing activities, where it has not been possible to reliably measure such embedded derivatives, the combined contracts associated with these borrowings have been carried at fair value on the balance sheet. Other borrowings are carried on the balance sheet at par value (face value) adjusted for unamortized premiums or discounts. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined on an effective yield basis.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost savings opportunities and to lower its funding costs. These instruments include currency swaps and interest rate swaps. The derivatives are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement. Prior to IAS 39, all borrowings-related derivatives were recorded on a historical cost basis. However, upon adoption of IAS 39 these derivatives are carried at market value on the balance sheet. The Bank uses trade date for recording its borrowing transactions.

Investments

Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as Held-to-maturity and reported at amortized cost. All other investment securities are held in a trading portfolio and, due to their nature and the Bank's policies governing the level and use of such investments, they are classified as an element of liquidity in the Statement of Cash Flows. Held to maturity investments maturing within three months from the balance sheet date are also included in liquidity in the Statement of Cash Flows. Investments in the Trading Portfolio, recorded on trade date basis, are carried and reported at market values and related unrealized gains and losses are included in income.

With effect from January 2003, the Bank revised its Staff Medical Benefit Plan to include the following elements: (a) medical coverage for staff members and retired staff members of the Bank as well as survivors of staff members and staff on disability pension together with their dependents; (b) staff members or retirees contribute a percentage of their salary or pension up to a defined upper limit toward the financing of the plan. The Bank also contributes twice the total staff contribution toward the medical plan, (c) establishment of a Medical Benefits Plan Board which over sees the management and activities of the benefit plan and a trust account to which contributions from the Bank, staff and retirees are deposited.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under International Accounting Standards, are excluded from net income. For the Bank, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income and Changes in Reserve.

Accounting Estimates

The preparation of financial statements in conformity with International Accounting Standards requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent liabilities. Actual results could differ from such estimates. Significant judgment has been used in the estimation of fair values of loans and borrowings, and in the determination of the accumulated provision for loan losses.

Reclassifications

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current period. These reclassifications did not have an income statement impact.

1. **The Nigeria Trust Fund** was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date of the Agreement and that the resources of the Fund shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The initial capital of this Fund was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

The resources of the Nigeria Trust Fund at March 31, 2004 and 2003 are summarized below:

(UA thousands)

	2004	2003
Contribution received	128 586	128 586
Funds generated (net)	357 648	346 602
Adjustment for translation of currencies	(107 881)	(78 934)
	378 353	396 254
Represented by:		
Due from banks	682	14 157
Investments	343 584	326 228
Interest & charges receivable on loans	221	399
Accrued interest on loans and investments	2 923	1 081
Other amounts receivable	120	268
Loans outstanding	55 448	55 127
	402 978	397 260
Less Current liabilities	(24 625)	(1 006)
	378 353	**396 254**

2. **The Special Relief Fund (for African countries affected by drought)** was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields.

The resources of the Fund consist of contributions by the Bank, the African Development Fund and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at March 31, 2004 and 2003 follows:

There were no unrecognised past service costs at March 31, 2004. Assumptions used in the latest available actuarial valuations December 2004 and 2003 were as follows:

In percent

	2004	2003
Discount rate	5.25	5.25
Expected return on plan assets	6.00	6.00
Rate of salary increase	3.50	4.00
Future pension increase	2.50	2.50

Note E - Trust Funds

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies which are translated into Units of Account at exchange rates prevailing at the end of the year.

The financial highlights of these Trust Funds at March 31, 2004 and 2003 are summarized below:

(UA thousands)

		2004	2003
A)	**Mamoun Beheiry Fund**		
	Contribution	152	152
	Income from Investments	186	158
		338	310
	Less: Prize Awarded	(13)	(13)
	Gift	(25)	(25)
		300	272
	Represented by:		
	Short-term deposits	284	257
	Due from banks	14	13
	Accrued Interest	2	2
		300	272
B)	**Arab Oil Fund (contribution of Algeria)**		
	Net Contribution	675	728
	Represented by:		
	Loans Disbursed net of repayments	675	728
C)	**Special Emergency Assistance Fund for Drought and Famine in Africa**		
	Contributions	21 264	22 917
	Funds Generated	5 034	5 374
		26 298	28 291
	Relief Granted	(22 215)	(23 402)
		4 083	4 889
	Represented by:		
	Due from banks	156	520
	Investments	3 924	4 368
	Accrued Interest	3	1
		4 083	4 889
	Total Resources & Assets of Trust Funds	**5 058**	**5 889**

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Exchange differences also arise when subscriptions are translated at exchange rates prevailing at the balance sheet date. Such conversion differences are debited or credited to the Cumulative Exchange Adjustment on Subscriptions.

At March 31, 2004 and 2003, the Cumulative Exchange Adjustment on Subscriptions was made up as follows:

(UA thousands)

	2004	2003
Balance at 1 January	145 330	141 991
Net conversion losses on new subscriptions	1 229	53
Balance at March 31	146 559	142 044

Note H - Non-negotiable Instruments

Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

a) Five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

b) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in instalments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution in Note G above (GCI-IV), is to be paid as follows:

a) Regional members – 50 percent in five equal annual instalments in cash in freely convertible currency or freely convertible currencies selected by the member State, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five equal annual instalments commencing on the fifth anniversary of the first subscription payment date.

b) Non-regional members - five equal annual instalments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under GCI-V, there is no distinction in payment arrangements between regional and non regional-members. Each member is required to pay for the paid-up portion of its subscribed shares in eight equal and consecutive annual instalments. The first instalments shall be paid in cash and in a freely convertible currency. The second to the eighth instalments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Summary of the Bank's trading investments at March 31, 2004 and 2003 follows:

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Time Deposits										
Carrying Value	526.38	200.54	258.74	141.86	38.66	1.17	120.21	49.84	943.99	393.41
Average Balance During the period	473.59	273.37	234.79	259.27	44.39	6.54	150.16	30.79	902.93	569.97
Average Yield (%)	1.01	1.26	2.13	2.64	3.75	3.55	2.25	8.42	1.64	2.30
Average Maturity (year)	0.05	1.00	0.06	1.00	0.03	1.00	0.32	1.00	0.07	1.00
Asset Backed Securities										
Carrying Value	324.74	266.28	235.49	109.89	-	-	-	-	560.23	376.17
Average Balance During the period	292.17	139.70	213.69	40.84	-	-	-	-	505.86	180.54
Average Yield (%)	2.26	4.15	2.53	3.98	-	-	-	-	2.37	4.11
Average Maturity (year)	6.23	3.73	10.10	12.21	-	-	-	-	7.86	6.21
	6.23									
Government Agency and Agency Obligations										
Carrying Value	75.72	20.33	74.51	23.75	-	-	4.73	-	154.96	44.08
Average Balance During the period	68.13	10.66	67.61	8.93	-	-	5.91	-	141.65	19.59
Average Yield (%)	2.15	3.56	2.51	3.40	-	-	3.25	-	2.37	3.49
Average Maturity (year)	1.40	1.66	1.26	3.00	-	-	-	-	1.29	2.38
Corporate Bonds										
Carrying Value	296.43	105.11	608.69	258.95	-	14.55	44.54	27.59	949.66	406.20
Average Balance During the period	266.70	55.14	552.34	96.22	-	26.28	55.35	86.96	874.39	264.60
Average Yield (%)	1.23	3.65	1.53	3.80	-	3.76	1.45	1.34	1.43	2.96
Average Maturity (year)	2.18	2.82	1.43	3.64	-	1.82	-	3.00	1.66	3.62
Total Investments										
Carrying Value	**1,223.27**	**592.26**	**1,177.43**	**534.45**	**38.66**	**15.72**	**169.48**	**87.21**	**2,608.84**	**1,229.64**
Average Balance During the period	1,100.59	478.87	1,068.43	405.26	44.39	32.82	2.07	117.75	2,424.83	1,034.70
Average Yield (%)	1.47	2.43	1.92	3.07	3.75	3.72	0.10	3.19	1.76	2.81
Swaps (Net)										
Currency Swaps - balances	**15.85**	**21.63**	**(54.58)**	**(50.69)**	-	**(0.83)**	**18.34**	**18.44**	**(20.39)**	**(9.79)**
Average Balance During the period	14.26	11.35	(49.52)	(18.83)	-	1.50	22.91	21.05	(12.35)	15.07
Average Yield (%)	0.50	4.26	7.07	4.06	-	4.02	1.45	4.73	(25.06)	7.64
Average Maturity (year)	1.50	3.00	2.10	3.33	-	0.54	2.20	4.00	2.48	0.78
The investments swaps on a counter-party basis are:										
Assets									39.29	41.54
Liabilities									(59.67)	(51.33)
									(20.38)	(9.79)

Note J - Loans

The Bank's loan portfolio includes the following:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates. The estimated fair value of these loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparable maturities.

Multi-Currency Variable Rate Loans: Effective from July 1, 1990 the Bank introduced variable rate loans in a bid to reduce its interest risk. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans. The estimated fair value of variable rate loans is considered to approximate carrying value.

Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on 1 October 1997. The lending rate is based on the average cost of the Bank's pool of specific borrowings for each currency comprising of mostly medium to long term fixed rate borrowings. It is reset semi-annually and also carries a spread of 50 basis points. The estimated fair value of single currency variable rate loans is considered to approximate carrying value.

Single Currency Floating Rate Loan: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The lending rate is tied to six-month LIBOR or (EURIBOR) in the currencies of the borrower's choice. The lending rate provides a direct pass-through of the Bank's cost of funds, and is reset annually with a spread of 50 basis points. The estimated fair value of single currency floating rate loans is considered to approximate carrying value.

Single Currency Fixed Rate Loan: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The lending rate is based on the amortizing swap rate, that is, single fixed rate equivalent of 6 months LIBOR in the loan currency for value on the rate fixing date. It is based on the Bank's cost of borrowing for funding these loans in the loan currency plus a market risk premium and the bank's standard spread of 50 basis points. The estimated fair value of single currency fixed rate loans is considered to approximate carrying value.

Conversion of Multi-currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.

The Private Sector Loans : These loans are made at market terms and are at variable interest rates and their carrying values are considered to approximate fair value.

Guarantee

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At March 31, 2004, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 10.35 million (2003: UA 13.62 million).

Also, the Bank has provided guarantees for securities issued by an entity eligible for the Banks' loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Outstanding guarantee of loan principal of UA 3.58 million at March 31, 2004, representing the maximum potential risk if the payments guaranteed for the entity are not made, was not included in reported loan balance.

In addition to the swaps on borrowings disclosed in Note "O"; the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income. The fair value of interest rate swaps are included in the Balance Sheet under Accounts Receivable.

At March 31, 2004 and 2003 the carrying values and fair values of interest rate swaps on some of the Bank's loan portfolio were as follows:

(UA thousands)

	2004		2003	
	Contractor Notional Amount	Estimated Fair Value	Contract or Notional Amount	Estimated Fair Value
Interest Rate Swaps	715 792	(22 203)	360 750	(29 168)

Heavily Indebted Poor Countries (HIPCs) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions; and release of up to 80% of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40% of total debt relief is provided whenever possible, within a 15-year horizon. At March 31, 2004, the Board of Directors had approved relief for 16 ADB borrowing countries, of which 6 had reached the completion point. During the quarter ended March 31, 2004, debt relief of UA 24.46 million (2003 UA 33.46 million) was received on behalf of the ADB borrowing countries.

Summary of Currency Composition of Loans at March 31, 2004 and 2003
(Amounts in UA millions)

	2004		2003	
	Amount	%	Amount	%
Euro	2,010.17	38.93	1,927.45	33.11
Japanese Yen	825.47	15.99	1,023.86	17.59
Swiss Francs	125.18	2.42	153.74	2.64
Pound Sterling	3.77	0.07	4.27	0.07
US Dollars	2,084.71	40.37	2,627.74	45.14
South African Rand	98.83	1.91	66.75	1.15
Others	15.48	0.30	17.99	0.31
	5,163.61	100.00	5,821.80	100.00

The distribution of outstanding loans at March 31, 2004 and 2003 by sector was as follows:

(Amounts in UA million)

	2004		2003	
	Amount	%	Amount	%
Finance	1,019.34	19.74	730.13	12.54
Multi-Sector	1,231.32	23.85	1,873.55	32.18
Communications	180.70	3.50	188.34	3.24
Power	379.22	7.34	367.62	6.31
Social	171.38	3.32	200.64	3.45
Transport	683.88	13.24	775.60	13.32
Agriculture & Rural Development	767.72	14.87	868.34	14.92
Urban Development	0.05	0.00	-	0.00
Industry, Mining and Quarrying	357.83	6.93	387.80	6.66
Water supply and Sanitation	372.17	7.21	429.78	7.39
	5,163.61	100.00	5,821.80	100.00

(Amounts in UA million)

Institutions	Established	Capital	Carrying Value 2004	Carrying Value 2003
Regional Development Banks :				
BDEAC	1975	2,332	1,510	1,450
East African Development Bank	1967		5,000	5,000
P. T. A. Bank	1985	10,000	5,000	5,000
Afreximbank	1993	10,491	6,754	7,279
BOAD	1973	1,944	630	605
BDEGL	1980		1,947	1,946
		24,767	20,841	21,280
Other :				
AIG Africa Infrastructure Fund	1999	18,519	15,118	11,695
K-REP Bank Limited	1997		669	723
South Africa Infrastructure Fund	1996	1,605	10,389	6,370
Alexandria National Iron & Steel	1993		9,993	12,065
Acacia Fund Limited	1996		734	1,249
Zimbabwe Development Bank	1984		1	44
Msele Nedventure Limited	1995		1,272	1,103
Zambia Venture Capital Fund	1996		1,351	1,456
Indian Ocean Regional Fund Limited	1999	789	1,234	1,330
Meridien BIAO SA	1991		5,066	5,459
Africa - Re	1977		675	728
Shelter Afrique	1982		3,378	3,640
Development Bank of Zambia *	1974		0	0
National Development Bank of Sierra Leone *			0	0
		20,913	49,880	45,862
		45,680	70,721	67,142
Less: Accumulated provision for equity losses		-	(17,889)	(16,972)
Amount net		45,680	**52,832**	**50,170**

* Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.

Note N -Management Fees

Management fees, representing allocations of common administrative expenses to the African Development Fund and the Nigeria Trust Fund based on a predetermined formula, are summarized below:

(UA thousands)	2003	2002
African Development Fund (ADF)	20 187	22 936
Nigeria Trust Fund (NTF)	305	332
TOTAL	20 492	23 268

Note O - Borrowings

The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost effective funding. In addition to long and medium term borrowings, the Bank also undertakes short term borrowing for cash and liquidity management purposes only.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted.

The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The Bank has a potential risk of loss if the swap counterpart fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparts eligible under the Bank's Assets and Liability Management guidelines, which include requirement that the counterparts have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

At March 31, 2004, borrowings with embedded callable options amounted to UA 401.09 million (2003: UA 600.82 million). These options can be exercised annually on interest payments dates from the time the bond is first callable until its maturity date.

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At March 31, 2004, total borrowing amounted to UA 5 473.73 million comprising of senior debt and subordinated debt amounting to UA 4 741.25 million and UA 732.48 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8 532.00 million was 55.57 per cent. Also at March 31, 2004 the ratio of total outstanding borrowings to the total callable capital of UA 19 379.87 million was 28.24 per cent.

Borrowings and Swaps at March 31, 2003

(Amounts in UA millions)

		Direct Borrowings			Currency Swap Agreements (a)			Interest Rate Swaps			Net Currency Obligations		
Currency	Rate Type	Amount	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro (c)	Fixed	241.86	6.50	3.5	-	-	-	241.04	5.02	4.0	482.90	5.76	3.7
		-	-	-	-	-	-	(241.80)	6.50	4.0	(241.80)	6.50	4.0
	Adjustable	60.45	3.77	4.1	1,493.17	2.01	12.0	302.25	3.92	3.8	1,855.87	2.38	10.4
		-	-	-	(38.42)	4.14	4.1	(301.49)	2.88	4.0	(339.91)	3.02	4.0
Sterling	Fixed	57.49	11.13	6.9	-	-	-	-	-	-	57.49	11.13	6.9
		-	-	-	(57.49)	9.67	6.9	(57.49)	11.13	6.8	(114.98)	10.40	6.9
	Adjustable	-	-	-	-	-	-	57.49	11.07	6.8	57.49	11.07	6.8
		-	-	-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	1,116.00	2.38	8.7	-	-	-	242.34	4.64	5.1	1,358.34	2.78	8.1
		-	-	-	(254.45)	0.52	10.2	(778.85)	1.05	5.9	(1,033.30)	0.92	7.0
	Adjustable	997.51	2.83	8.3	-	-	-	906.68	(0.03)	7.4	1,904.19	1.47	7.9
		-	-	-	(1,178.62)	1.71	7.7	(370.17)	0.71	8.0	(1,548.79)	1.47	7.8
US Dollars	Fixed	2,164.97	7.71	10.1	-	-	-	(352.37)	0.91	4.7	1,812.60	9.03	11.1
		-	-	-	(305.72)	3.09	3.7	-	-	-	(305.72)	3.09	3.7
	Adjustable	-	-	-	809.48	1.40	8.0	352.37	1.70	1.6	1,161.85	1.49	6.1
		-	-	-	(377.12)	1.11	4.9	-	-	-	(377.12)	1.11	4.9
Others	Fixed	443.81	3.54	4.8	52.80	2.77	1.2	192.57	3.32	5.2	689.18	3.42	4.6
		-	-	-	(252.98)	5.21	4.4	(170.51)	2.17	4.9	(423.49)	3.99	4.6
	Adjustable	-	-	-	183.83	1.31	2.8	9.19	5.33	1.6	193.02	1.50	2.7
		-	-	-	-	-	-	(31.25)	4.69	6.1	(31.25)	4.69	6.1
Total	Fixed	4,024.13	5.75	8.7	52.80	2.77	1.2	323.58	8.20	4.8	4,400.51	5.89	8.4
		-	-	-	(870.64)	2.64	5.5	(1,248.65)	2.72	5.4	(2,119.29)	2.69	5.5
	Adjustable	1,057.96	2.88	8.1	2,486.48	1.76	10.0	1,627.98	1.50	5.4	5,172.42	1.91	8.2
		-	-	-	(1,594.16)	1.63	7.0	(702.91)	1.82	6.2	(2,297.07)	1.69	6.7
Principal at face value		5,082.09	5.15	8.6	74.48			-			5,156.57	5.09	
Net unamortized premium		(26.23)			-			-			(26.23)		
		5,055.86			74.48			-			5,130.34		
IAS 39 Adjustment		11.71			(125.03) (d)			(52.89) (d)			(166.21)		
Total		5,067.57	5.15	8.6	(50.55)			(52.89)			4,964.13	5.09	

Supplementary disclosure (direct borrowings):

The estimated fair value of -

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months.
The rates indicated are those prevailing at March 31, 2003.

c. The Euro is an aggregation of all currency denominations in the European Monetary Union.

d. The total of UA 177.92 million is included in swaps receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

Note P - Net Currency Position at March 31, 2004

(UA thousands)

		Euro	United States Dollars	Japanese yen	Sterling	Other	Sub-total	Units of Account	Total
Assets									
Due from Bank		(39,584)	(35,631)	138,028	1,277	(1,991)	62,099	-	62,099
Demand obligations		-		-		7,381	7,381		7,381
Investments - Trading	(a)	1,083,765	1,177,443	28,786	26,127	158,744	2,474,865		2,474,865
Investments - Held to Maturity		622,814	723,650	172,307	383,152	-	1,901,923		1,901,923
Non negotiable Instruments on account of capital			41,903			-	41,903	-	41,903
Accounts receivable		63,643	62,467	29,160	15,103	24,121	194,494	38,030	232,524
Loans		1,836,006	1,901,409	755,384	3,446	216,179	4,712,424	7	4,712,431
Equity participation		931	29,040			14,359	44,330	120,241	164,571
Other assets		1,428	125	-		561	2,114	18,829	20,943
		3,569,003	3,900,406	1,123,665	429,105	419,354	9,441,533	177,107	9,618,638
Liabilities and Equity									
Accounts payable		(138,295)	(207,682)	(57,856)	-	(45,270)	(449,103)	(46,414)	(495,517)
Borrowings		(314,000)	(2,282,849)	(2,033,098)	(58,651)	(866,622)	(5,555,220)	81,487	(5,473,733)
		(452,295)	(2,490,531)	(2,090,954)	(58,651)	(911,892)	(6,004,323)	35,073	(5,969,250)
Currency swaps on borrowings and related derivatives	(b)	(1,989,784)	(38,722)	1,437,623	61,952	521,073	(7,858)	39,062	31,204
Currency position as at March 31, 2004		**1,126,924**	**1,371,153**	**470,334**	**432,406**	**28,535**	**3,429,352**	**251,242**	**3,680,592**
% of sub-total		32.86	39.98	13.71	12.61	0.83	100.00		100.00
SDR Composition as at March 31, 2004		35.20	39.00	13.60	12.20	-	100.00		100.00

(a) Investments held for trading is made up as follows:

Amount per balance sheet :	Investments held for trading net of repos	2,495,245
	Currency Swaps receivable	39,290
	Currency Swaps payable	(59,670)
Amount per statement of net currency position		2,474,865

(a) Currency Swaps on borrowings is made up as follows:

Amount per balance sheet :	Currency Swaps receivable	277,763
	Currency Swaps payable	(246,559)
Net Swaps on borrowings per statement of net currency position		31,204

Note R – Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice within the "Up to and including 1 year" category.

(UA thousands)

		Up to and inluding 1 year	Over 1 year and up to and including 5 years	Over 5 years and up to and including 10 years	Over 10 years and up to and including 15 years	Over 15 years	Non interest bearing funds	Total
Assets								
Due from Bank		-	-	-	-		62,099	62,099
Demand obligations		-	-	-	-		7,381	7,381
Investments - Trading		2,474,865						2,474,865
Investments - Held to Maturity		181,162	670,863	1,036,386	13,509		-	1,901,920
Non negotiable Instruments on account of capital		-	-	-			41,903	41,903
Accounts receivable		-	-	-	-	-	232,524	232,524
Loans		2,413,222	904,081	562,136	445,567	838,600		5,163,606
Accumulated loan loss provision							(451,175)	(451,175)
Equity participation		-	-				164,574	164,574
Other assets		-	-	-			20,943	20,943
								-
		5,069,249	1,574,944	1,598,522	459,076	838,600	78,249	9,618,638
Liabilities and Equity								
Accounts payable		-	-	-	-	-	(495,517)	(495,517)
Borrowings	(b & c)	(4,211,337)	(229,160)	(321,747)	(275,052)	(547,128)	141,895	(5,442,529)
Macro hedge swaps		(120,460)	18,842	101,618				-
		(4,331,797)	(210,318)	(220,129)	(275,052)	(547,128)	(353,622)	(5,938,046)
Position of interest rate risk as at March 31, 2004		737,452	1,364,626	1,378,393	184,024	291,472	(275,373)	3,680,592

(a) Investments held for trading is made up as follows:

Amount per balance sheet :	Investments trading	2,608,840
	Currency Swaps receivable	39,290
	Currency Swaps payable	(59,670)
	Securities sold under agreements to repurchase	(113,595)
Amount per statement of interest rate risk		2,474,865

(b) Borrowings is made up as follows:

Amount per balance sheet :	Borrowings	5,473,733
	Currency Swaps receivable	(277,763)
	Currency Swaps payable	246,559
Net borrowings per statement of interest rate risk		5,442,529

(c) Non interest bearing funds included in borrowings is made up as follows:

Cross currency swaps - IAS 39 adjustment	(4,374)
Interest rate swaps - IAS 39 adjustment	42,646
IAS 39 adjustment of embedded derivatives on borrowings	81,487
Issuance costs on borrowings	22,136
	141,895

Note T – Grants

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations; technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank. The undisbursed balances of the grant resources at March 31, 2004 and 2003 comprised the following:

(UA thousands)

	2004	2003
AMINA	1 370	1 729
AMTA/NAMTA	46	276
Belgium	2 603	3 061
Canada	452	691
China	53	8
Denmark	1 037	498
Finland	258	93
France	3 044	2 686
India	1 551	1 917
Italy	2 275	539
Korea	1 459	1 717
Nordic	2 102	2 161
The Netherlands	2 438	2 660
Norway	1 257	1 104
Spain	647	576
Sweden	2 016	2 240
Switzerland	283	230
Others	174	211
TOTAL	**23 065**	**22 440**

Note U – Segment Reporting

Other than the Private Sector lending operations, which at March 31 2004 accounted for about 4 percent of the lending operations of the Bank and therefore considered to be insignificant to make a meaningful segment reporting, Management believes that the Bank has only one reportable segment, because it does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. With regards to loans made to, or guaranteed by member countries, given the nature of the Bank, the risk and return profiles are sufficiently similar among borrowers that the Bank does not differentiate between the nature of the products or services provided, the preparation process or the method for providing the services among individual countries.

NOTE W - Summary of loans as 31 March 2004

Country	No of Loans	Total Loans	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Loans
Algeria	24	573,189	-	215,884	357,305	6.92
Angola	5	5,933	-	1,822	4,111	0.08
Botswana	11	33,915	-	1,069	32,847	0.64
Burundi**	4	2,961	-	-	2,961	0.06
Cameroon	9	139,876	-	41,052	98,824	1.91
Centrafrique**	1	2,401	-	-	2,401	0.05
Comoros**	1	6,437	-	-	6,437	0.12
Congo**	9	122,661	-	-	122,661	2.38
Côte D'Ivoire	14	391,633	-	34,060	357,572	6.92
Dem Rep Congo**	6	348,941	-	-	348,941	6.76
Egypt	12	274,916	-	40,796	234,119	4.53
Eq Guinea	1	129	-	-	129	0.00
Ethiopia	8	76,377	-	249	76,128	1.47
Gabon	17	271,092	-	92,086	179,007	3.47
Ghana	5	45,628	-	-	45,628	0.88
Guinea	7	55,120	-	913	54,207	1.05
Kenya	5	26,963	-	-	26,963	0.52
Lesotho	2	3,896	-	-	3,896	0.08
Liberia	17	40,426	-	-	40,426	0.78
Madagascar	5	178	-	-	178	0.00
Malawi	2	9,264	-	-	9,264	0.18
Mauritania	2	42,296	-	7,965	34,331	0.66
Mauritius	10	37,867	8,145	26,992	2,730	0.05
Morocco	32	1,182,710	177,517	408,845	596,348	11.55
Multinational	8	83,687	27,050	32,274	24,363	0.47
Namibia	5	65,151	-	31,227	33,924	0.66
Nigeria	15	509,978	-	57,200	452,778	8.77
Senegal	5	63,584	-	-	63,584	1.23
Seychelles**	9	27,871	-	7,449	20,422	0.40
Somalia**	3	3,719	-	-	3,719	0.07
South Africa	3	228,295	67,544	18,465	142,286	2.76
Sudan**	5	58,525	-	-	58,525	1.13
Swaziland	10	120,493	49,383	14,772	56,338	1.09
Tanzania	1	5,344	-	-	5,344	0.10
Tunisia	46	1,692,393	125,162	395,987	1,171,244	22.68
Uganda	2	3,090	-	-	3,090	0.06
Zambia	8	44,344	-	328	44,016	0.85
Zimbabwe	12	197,233	-	433	196,800	3.81
Total Public Sector	**341**	**6,798,512**	**454,801**	**1,429,868**	**4,913,843**	**95.16**
Total Private Sector	**24**	**546,643**	**215,360**	**81,520**	**249,763**	**4.84**
	365	**7,345,155**	**670,161**	**1,511,388**	**5,163,606**	**100.00**

*Slight differences may occur in totals due to rounding

*Excludes fully repaid loans and cancelled loans.

** Country in non-accrual status as at 31 March 2004

mechanism approved in June 2002, the total amount contractually due from DRC at 31 March 2004 was UA 706.20 million.

NOTE X (cont.) - Statement of Subscriptions to the Capital Stock and Voting Power as at March 31, 2004
(Amounts in UA thousands)

		PRE - GCI-IV (3)			GCI-IV (4)					GCI - V (5)														
	MEMBER STATES	Paid-up share	Callable shares	Total	Paid-up shares	Paid-in shares	Callable shares	Total	Total (6) shares	Paid-up shares	Paid-in shares	Callable shares	Total	Total (7) shares	% of Total	Callable Capital	Paid-up Capital	Amount due	Amount paid	Amounts in arrears	Excess payme	Number (1) of Votes	Voting powers	No.
	TOTAL REGIONALS	78,033	546,228	624,261	56,693	55,468	396,829	452,297	1,076,557	13,570	6,611	212,527	219,138	1,295,696	60.065	11,555,851	1,401,111	1,401,111	1,390,877	10,436	200	1,314,592	59.998	
1	ARGENTINA	499	3,493	3,992	-	-	-	-	3,992	112	37	1,743	1,780	5,772	0.268	52,364	5,360	5,360	5,363	-	3	6,397	0.292	1
2	AUSTRIA	499	3,493	3,992	250	250	1,750	2,000	5,992	223	111	3,492	3,603	9,595	0.445	87,350	8,600	8,600	8,605	-	5	10,220	0.466	2
3	BELGIUM	718	5,026	5,744	359	359	2,513	2,872	8,616	321	160	5,021	5,181	13,797	0.640	125,600	12,370	12,370	12,375	-	5	14,422	0.658	3
4	BRAZIL	499	3,493	3,992	250	250	1,750	2,000	5,992	221	109	3,461	3,570	9,562	0.443	87,036	8,580	8,580	8,585	-	5	10,187	0.465	4
5	CANADA	4,200	29,400	33,600	2,100	2,100	14,700	16,800	50,400	1,875	1,171	29,373	30,544	80,944	3.752	734,730	74,710	74,710	74,719	-	9	81,570	3.723	5
6	CHINA	1,250	8,750	10,000	625	625	4,375	5,000	15,000	558	279	8,742	9,021	24,021	1.114	218,670	21,540	21,540	21,540	-	-	24,646	1.125	6
7	DENMARK	1,295	9,065	10,360	647	647	4,529	5,176	15,536	578	361	9,054	9,415	24,951	1.157	226,480	23,030	23,030	23,033	-	3	25,576	1.167	7
8	FINLAND	547	3,829	4,376	273	273	1,911	2,184	6,560	244	152	3,823	3,975	10,535	0.488	95,630	9,720	9,720	9,725	-	5	11,161	0.509	8
9	FRANCE	4,200	29,400	33,600	2,100	2,100	14,700	16,800	50,400	1,875	1,171	29,373	30,544	80,944	3.752	734,730	74,710	74,710	74,719	-	9	81,570	3.723	9
10	GERMANY	4,611	32,277	36,888	2,305	2,305	16,135	18,440	55,328	2,058	1,286	32,245	33,531	88,859	4.119	806,570	82,020	82,020	82,023	-	3	89,484	4.084	10
11	INDIA	250	1,750	2,000	125	125	875	1,000	3,000	112	56	1,748	1,804	4,804	0.223	43,730	4,310	4,310	4,310	-	-	5,429	0.248	11
12	ITALY	2,708	18,956	21,664	1,354	1,354	9,478	10,832	32,496	1,209	604	18,939	19,543	52,039	2.412	473,730	46,660	46,660	46,665	-	5	52,664	2.404	12
13	JAPAN	6,142	42,994	49,136	3,071	3,071	21,497	24,568	73,704	2,742	1,713	42,954	44,667	118,371	5.487	1,074,450	109,260	109,260	109,268	-	8	118,996	5.431	13
14	KOREA	499	3,493	3,992	250	250	1,750	2,000	5,992	223	111	3,492	3,603	9,595	0.445	87,350	8,600	8,600	8,605	-	5	10,220	0.466	14
15	KUWAIT	499	3,493	3,992	250	250	1,750	2,000	5,992	223	223	3,492	3,715	9,707	0.450	87,350	9,720	9,720	9,720	-	-	10,333	0.472	15
16	NETHERLANDS	853	5,971	6,824	426	426	2,982	3,408	10,232	381	381	5,963	6,344	16,576	0.768	149,160	16,600	16,600	16,600	-	-	17,202	0.785	16
17	NORWAY	1,295	9,065	10,360	647	647	4,529	5,176	15,536	578	360	9,054	9,414	24,950	1.157	226,480	23,030	23,030	23,033	-	3	25,576	1.167	17
18	PORTUGAL	252	1,764	2,016	126	126	882	1,008	3,024	113	56	1,763	1,819	4,843	0.225	44,090	4,340	4,340	4,345	-	5	5,468	0.250	18
19	SAUDI ARABIA	325	2,275	2,600	-	-	-	-	2,600	97	48	1,515	1,563	4,163	0.193	37,900	3,730	3,730	3,735	-	5	4,788	0.219	19
20	SPAIN	656	4,592	5,248	892	892	6,244	7,136	12,384	639	495	10,011	10,506	22,890	1.061	208,470	20,430	20,430	20,430	-	-	23,517	1.073	20
21	SWEDEN	1,728	12,096	13,824	864	864	6,048	6,912	20,736	771	385	12,085	12,470	33,206	1.539	302,290	29,770	29,770	29,775	-	5	33,831	1.544	21
22	SWITZERLAND	1,640	11,480	13,120	820	820	5,740	6,560	19,680	732	366	11,470	11,836	31,516	1.461	286,900	28,260	28,260	28,260	-	-	32,141	1.467	22
23	U.K.	1,881	5,643	7,524	940	940	14,100	15,040	22,564	839	419	13,151	13,570	36,134	1.675	328,940	32,400	32,400	32,405	-	5	36,759	1.678	23
24	U.S.A	7,455	22,365	29,820	3,727	3,727	55,905	59,632	89,452	3,328	2,107	52,132	54,239	143,691	6.661	1,304,020	132,890	132,890	132,895	-	5	144,316	6.587	24
	TOTAL NON-REGIONALS	44,501	274,163	318,664	22,401	22,401	194,143	216,544	535,208	20,052	12,161	314,096	326,257	861,465	39.935	7,824,020	790,640	790,640	790,730	-	91	876,473	40.002	
	GRAND-TOTAL	122,534	820,391	942,925	79,094	77,869	590,972	668,841	1,611,765	33,622	18,772	526,622	.545,394	2,157,161	100.000	19,379,871	2,191,751	2,191,751	2,181,607	10,436	291	2,191,065	100.000	

NOTES:

1. The Bank Agreement provides that each member shall have 625 votes in addition to one vote for each share subscribed by that member.
2. Excess payments will be applied to future instalments.
3. Pre-GCI-IV for Regional member states is made up of Initial, Voluntary, First General Increase, Second General Increase and Third General Increase of capital subscriptions. For Non-Regional member states, it refers to their initial capital subscription to the Bank. (The ratio of the paid-up to the callable capital is 1:7).
4. The GCI-IV refers to the fourth capital increase. Shares are issued only upon payment of cash instalments or deposit of notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:7).
5. The GCI-V refers to the fifth capital increase. Shares are issued only upon payment of cash instalments or deposit of demand notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:15 2/3).
6. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed and that of GCI-IV shares subscribed.
7. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed, GCI-IV total shares subscribed and that of GCI-V shares subscribed.

In accordance with the decision of the Board of Directors of April 3, 2002, the shares held by the former Socialist Federal Republic of Yugoslavia (SFRY) have been transferred to the Bank, consistent with Article 6(6) of the Bank Agreement, and are considered Treasury Shares. In this connection, and as directed by the Board of Directors, the Bank initiated discussions with the successor states of SFRY, to determine whether they would be intersted in becoming members of the Bank. The Republic of Slovenia (which is one of the successor states) has advised that it would not be considering membership in the Bank, and has therefore offered the Bank, as part of its Official Development Assistance (ODA), the value of its pro rata interest in the shares of SFRY. Accordingly, 909 shares held by SFRY, corresponding to Slovenia's pro rata interest in such shares, will be offered for re-allocation under the Share Transfer Rules.

Slight differences may occur in totals due to rounding.

NOTE Y (cont.) - Supplementary Statement of Subscriptions to the Capital Stock as at March 31, 2004
(Amounts in UA thousands)

	MEMBER STATES	AMOUNT DUE				AMOUNT PAID				AMOUNT IN ARREARS				EXCESS PAYMENTS				
		Convertible Currency	Local Currency	Notes *	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	Convertible Currency	Local Currency	Notes	Total	No
	TOTAL REGIONALS	1,241,504	115,157	44,450	1,401,111	1,231,233	115,166	44,480	1,390,877	10,436	0	0	10,436	161	9	30	200	
1	ARGENTINA	5,360	0	0	5,360	5,363	0	0	5,363	0	0	0	0	3	0	0	3	1
2	AUSTRIA	8,600	0	0	8,600	8,605	0	0	8,605	0	0	0	0	5	0	0	5	2
3	BELGIUM	12,370	0	0	12,370	12,375	0	0	12,375	0	0	0	0	5	0	0	5	3
4	BRAZIL	8,580	0	0	8,580	8,585	0	0	8,585	0	0	0	0	5	0	0	5	4
5	CANADA	74,710	0	0	74,710	74,719	0	0	74,719	0	0	0	0	9	0	0	9	5
6	CHINA	21,540	0	0	21,540	21,540	0	0	21,540	0	0	0	0	-	0	0	-	6
7	DENMARK	23,030	0	0	23,030	23,033	0	0	23,033	0	0	0	0	3	0	0	3	7
8	FINLAND	9,720	0	0	9,720	9,725	0	0	9,725	0	0	0	0	5	0	0	5	8
9	FRANCE	74,710	0	0	74,710	74,719	0	0	74,719	0	0	0	0	9	0	0	9	9
10	GERMANY	82,020	0	0	82,020	82,023	0	0	82,023	0	0	0	0	3	0	0	3	10
11	INDIA	4,310	0	0	4,310	4,310	0	0	4,310	0	0	0	0	-	0	0	-	11
12	ITALY	46,660	0	0	46,660	46,665	0	0	46,665	0	0	0	0	5	0	0	5	12
13	JAPAN	109,260	0	0	109,260	109,268	0	0	109,268	0	0	0	0	8	0	0	8	13
14	KOREA	8,600	0	0	8,600	8,605	0	0	8,605	0	0	0	0	5	0	0	5	14
15	KUWAIT	8,605	0	1,115	9,720	8,605	0	1,115	9,720	0	0	0	0	-	0	0	-	15
16	NETHERLANDS	15,171	0	1,429	16,600	15,171	0	1,429	16,600	0	0	0	0	-	0	0	-	16
17	NORWAY	23,030	0	0	23,030	23,033	0	0	23,033	0	0	0	0	3	0	0	3	17
18	PORTUGAL	4,340	0	0	4,340	4,345	0	0	4,345	0	0	0	0	5	0	0	5	18
19	SAUDI ARABIA	3,730	0	0	3,730	3,735	0	0	3,735	0	0	0	0	5	0	0	5	19
20	SPAIN	16,011	0	4,419	20,430	16,011	0	4,419	20,430	0	0	0	0	-	0	0	-	20
21	SWEDEN	29,770	0	0	29,770	29,775	0	0	29,775	0	0	0	0	5	0	0	5	21
22	SWITZERLAND	28,260	0	0	28,260	28,260	0	0	28,260	0	0	0	0	-	0	0	-	22
23	U.K.	32,400	0	0	32,400	32,405	0	0	32,405	0	0	0	0	5	0	0	5	23
24	U.S.A	132,890	0	0	132,890	132,895	0	0	132,895	0	0	0	0	5	0	0	5	24
	TOTAL NON-REGIONALS	783,677	0	6,963	790,640	783,767	0	6,963	790,730	0	0	0	0	91	0	0	91	
	GRAND-TOTAL	2,025,181	115,157	51,413	2,191,751	2,015,000	115,166	51,443	2,181,607	10,436	0	0	10,436	252	9	30	291	

*NOTE:

The UA amount of non negotiable notes on the balance sheet is the revalued USD equivalent of outstanding balances converted at the fixed exchange rate of 1 UA = USD 1.20635